SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   SCHEDULE 13D
                                   (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                               TELSCAPE INTERNATIONAL, INC.

                                 -------------
                                 (Name of Issuer)

                                   Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  730905 10 6
                                  ---------
                                (CUSIP Number)

                             Morris F. DeFeo, Jr.
                        Swidler & Berlin, Chartered
                       3000 K Street, N.W., Suite 300
                           Washington, D.C. 20007
                              (202) 424-7500
                              ---------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 1, 1998
                               ---------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                          (Page 1 of 3 Pages)

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  730905 10 6                                Page 2 of 4 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Eugene Scott Crist
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 230802532
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                 WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION              United States
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER:       1,262,250
SHARES BENEFICIALLY    ------------------------------------------------------
OWNED BY EACH          8.  SHARED VOTING POWER:           0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER:  1,262,250
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER:      0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,262,250
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          16.00%
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------
This Amendment No. 1("Amendment No. 1") amends and/or supplements, as indicated, Item 3 of the Schedule 13D filed by Eugene Scott Crist, with respect to the common stock, par value $.001 per share (the "Common Shares"), of Telscape International, Inc (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on July 15, 1998 (the "Statement").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Personal funds of Mr. Crist totaling $99,999 were used to exercise 22,222 Common Stock Options that Mr. Crist owned, increasing his ownership of the Issuer's Common Stock by 22,222 shares on July 1, 1998.



                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 17, 1998                    /s/ E. Scott Crist
----------------------                  --------------------------

                                        Name: E. Scott Crist


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